Kyivstar Group Ltd.

Unit 517, Level 5

Index Tower

Dubai (DIFC)

United Arab Emirates

January 28, 2026

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeff Kauten

Re:	Kyivstar Group Ltd.
Registration Statement on Form F-1 (File No. 333-292996)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-292996), as amended (the “Registration Statement”) of Kyivstar Group Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on January 29, 2026, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sidley Austin llp, by calling David Stewart at +44.20.7360.3780 or Jason Hyatt at +44.20.7360.2536.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

KYIVSTAR GROUP LTD.

By:	/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Executive Chairman and Director

cc:	(via email) Zeze Ikhinmwin, Head of Legal J. David Stewart, Sidley Austin LLP Jason Hyatt, Sidley Austin LLP Jennifer Gascoyne, Latham & Watkins LLP